SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
For the month of September 2006
NASPERS LIMITED
(Translation of registrant's name into English)
Naspers Centre
40 Heerengracht
Cape Town
SOUTH AFRICA 8001
(Address of principal executive offices)
(Indicate by check mark whether the registrant
files or will file annual reports under cover of Form 20-F
or Form 40-F.)
Form 20-F        x Form 40-F
(Indicate by check mark whether the registrant by
furnishing the information contained in this form is also
thereby furnishing the information to the Commission
pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
Yes No     x

EXHIBIT LIST
Exhibit
Description
Sequential
Page Number
 ·
Announcement relating to the
introduction of Black Economic
Empowerment shareholders in
relation to Media24 Limited,
dated September 27, 2006

THE INTRODUCTION OF BLACK ECONOMIC
EMPOWERMENT SHAREHOLDERS IN RELATION
TO MEDIA24 LIMITED (“MEDIA24”)
Naspers Limited
(Incorporated in the Republic of South Africa)
(Registration number 1925/001431/06)
Share code: NPN ISIN: ZAE000015889
(“Naspers” or “the company”)
• •
• •
•
•
1. INTRODUCTION
Naspers, in furtherance of its empowerment objectives, is implementing a Broad-Based Black Economic Empowerment
(“BEE”) ownership initiative in relation to Media24.The Media24 BEE transaction is intended to result in the acquisition by qualifying Black Persons and Black Groups (“General Black Public” or “Black Participants”) of ordinary shares in the issued share capital of Welkom Yizani Investments Limited (“Welkom Yizani”), which will hold ordinary shares in the issued share capital of Media24 Holdings (Proprietary) Limited (“Media24 Holdings”), the holding company of Media24 (“the Media24
Empowerment Transaction”).
Welkom Yizani is a company whose sole objective is to acquire ordinary shares in Media24 Holdings for the benefit of its shareholders, being the General Black Public. Media24 Holdings, a wholly owned subsidiary of Naspers, has, as its only asset,
92,31% (which, following a proposed share buy-back will become 96,99%) of the issued share capital of Media24.
A key element of the Media24 Empowerment Transaction is the funding of the purchase by Welkom Yizani of up to
14 600 000 ordinary shares in Media24 Holdings (with the total number of Media24 Holdings ordinary shares in issue being
97 333 333) for R730 million, based on an equity value of R5,017 billion (enterprise value of R6,08 billion).This funding will be raised by the issue of up to 14 600 000 Welkom Yizani ordinary shares at a price of R10,00 per share in terms of a public offer to the General Black Public, and the issue of up to 58 400 000 Welkom Yizani preference shares at a price of R10,00 per share to Naspers.
2. RATIONALE FOR THE MEDIA24 EMPOWERMENT TRANSACTION
Naspers supports the drive to incorporate previously disadvantaged communities into the South African economy and believes that BEE may be a driver of economic growth and transformation in South Africa. For some years the group has advanced BEE in the media industry.
Naspers’s BEE contributions include:
–   Phuthuma – implemented in 1995, which enabled some 8 000 disadvantaged South Africans to acquire shares in Electronic
Media Network Limited (“M-Net”) and profit from it
–   Phuthuma Futhi – implemented in 1998, making a further 10% of M-Net/SuperSport International Holdings Limited
(“SuperSport”) linked shares available for BEE.This scheme closed in the money in April 2004
–   Welkom – launched in 1998 and scheduled to mature in September 2006, will enable some 17 000 previously disadvantaged individuals to acquire shares in Naspers.
Media24 also has BEE partners in several of its businesses, such as:
–   Vakazi Holdings Limited (“Vakazi”), a Black women’s investment vehicle, which owns 30% of the equity of Afribooks
Limited, which conducts business as a schoolbook retailer
–   Kurisani Investments (Proprietary) Limited, with an interest of 26% in Paarl Print and Paarl Web Gauteng
–   Thebe Investment Corporation (Proprietary) Limited, with an interest of 30% in school and academic publishing group
NEG.
The group is also conscious of employment equity targets in its South African operations.To this end, a number of initiatives were launched in the operating businesses, including transformation forums, the acceleration of employment equity by pursuing employment targets, mentorship for previously disadvantaged employees and preference in procurement.

Naspers is proud of the fact that 42% of its board already comprises people from previously disadvantaged communities, and
17% are women.We are committed to transformation and the Media24 Empowerment Transaction is an integral part of this process.
If required, Naspers may undertake further empowerment transactions to ensure compliance with the BEE Codes.
In structuring the Media24 Empowerment Transaction, Naspers developed a set of key objectives (“BEE objectives”) as follows:
–   the Black Participants will comprise a broad base of Black Persons and Black Groupings
–   the Black Participants are required to fund only 20% of the purchase consideration that Welkom Yizani will pay to acquire shares in Media24 Holdings
–   economic interest and voting rights in Welkom Yizani are secured by the Black Participants immediately
–   the Black Participants remain shareholders of Welkom Yizani for a minimum period of five years (“Minimum Investment
Period”), whereafter they may trade their shareholding to other Black Participants
–   the minimum level of participation by Black Participants is affordable in economic terms by most people.
3. THE MEDIA24 EMPOWERMENT TRANSACTION PARTICIPANTS
The ordinary shares in Welkom Yizani will be offered to:
–   Black Persons, which has the meaning ascribed to it under Code 000 of the Codes of Good Practice issued in terms of the
Broad-Based Black Economic Empowerment Act of 2003.This includes Black, Coloured or Indian persons who are natural persons and who are citizens of the Republic of South Africa
–   Black Controlled and Owned Companies or similar Entities incorporated or formed in South Africa, and verified as such.
This will ensure that the Media24 Empowerment Transaction will be broad based.
4. MECHANICS OF THE MEDIA24 EMPOWERMENT TRANSACTION
Media24 Holdings owns 92,31% (which, following a proposed share buy-back will become 96,99%) of Media24. Prior to the proposed Media24 Empowerment Transaction, Media24 Holdings is 100% held by Naspers.
The Media24 Empowerment Transaction will be implemented as follows:
–   for each Welkom Yizani ordinary share with a subscription price of R10,00 subscribed for in terms of the public offer,
Naspers will sell to Welkom Yizani one Media24 Holdings ordinary share at a price of R50,00
–   the price per Media24 Holdings ordinary share is based on the underlying value of Media24, having regard to the fact that
Media24 Holdings’ only asset is its shareholding in Media24
–   Naspers will sell up to 14 600 000 Media24 Holdings ordinary shares to Welkom Yizani
–   Welkom Yizani will finance each Media24 Holdings ordinary share purchased at R50,00 per share as follows:
•
the issue to Black Participants of one Welkom Yizani ordinary share at an issue price of R10,00 (ie 20% of the price payable for one Media24 Holdings ordinary share)
•
the issue to Naspers of four Welkom Yizani preference shares at an issue price of R10,00 per share (ie 80% of the price payable for one Media24 Holdings ordinary share).The Welkom Yizani preference shares are redeemable over
10 years or such extended period as Naspers may allow. Dividends are ordinarily calculated at the rate of 75% of the prime interest rate.
5. INFORMATION RELATING TO MEDIA24
Media24 operations
Media24 is a leading publishing group in South Africa. Its operations include newspapers, magazines, internet, book publishing, private education, printing plants and distribution.
Media24 consists of:
5.1 Media24 Newspapers
The following newspapers are presently published by Media24:
– the six dailies, Daily Sun, Die Burger, Beeld,Volksblad,The Witness (50% owned) and Son
– the three Sunday papers, City Press, Rapport and Sunday Sun
– two weekly newspapers, Soccer Laduuuuuma! and NaweekSon
– the fortnightly business newspaper, Gauteng Business
– 48 regional and community newspapers.

5.2 Media24 Magazines
Major titles published include:
–  Family Magazines (DRUM, Huisgenoot, Move!, Reader’s Digest, tvplus,YOU)
–  Women’s Magazines (FAIRLADY, COSMOPOLITAN, TRUE LOVE, Lééf – met hart & siel, SARIE, Shop!)
–  Travel and Leisure Magazines (Weg! go!, Max Power,Topcar,Topbike,Topdeal,Topmotor)
–  Creative Lifestyle Magazines (ideas, idees, home, tuis)
–  Business Magazines (FINWEEK)
–  Touchline Media (Bicycling, Golf Digest, Kick Off, Men’s Health, RUNNER’S WORLD, Sports Illustrated South Africa,
    SHAPE, the wisden cricketer)
–  Uppercase Media (FHM, heat)
–  Specialist Magazines (Landbouweekblad)
–  New Media Publishing (DRIVE OUT, Eat In, Eat Out and TimeOut, INSIG and VISI)
–  Atoll Media (blunt, Saltwater Girl, Saltwater Girl Surf, zigzag)
–  8 Ink Media (National Geographic Kids, Real Simple, seventeen)
–  Alchemy Publishing (Baba & Kleuter, YOUR Baby,Your Child, YOUR PREGNANCY).
5.3 24.com
Media24 owns 70% of 24.com, which forms part of Media24’s drive to consolidate its complementary digital properties to create a useful internet destination for consumers.
5.4 National News Distributors24
National News Distributors24 (NND24) is a national distributor for Media24 and other publishers’ magazines and some newspapers.
5.5 Media24 Printing
Media24 and Paarl Media has modern printing plants in Johannesburg, Bloemfontein, Cape Town, Port Elizabeth,
Pietermaritzburg and Paarl, plus smaller printing plants for local newspapers and commercial printing.
5.6 Via Afrika
Via Afrika has several business units in the book publishing and distribution sectors.
5.7 Educor
With about 100 000 students at more than 50 campuses, Educor is the leading supplier of private education in South
Africa.The group offers educational programmes ranging from basic education and training for adults to higher education.
6. FINANCIAL EFFECTS
6.1 Profit on disposal to Naspers
The book profit arising in respect of the Media24 Empowerment Transaction to Naspers shareholders amounts to approximately R631 million.The adjustment has been made directly to equity in accordance with Naspers’s accounting policies
6.2
Pro forma financial effects
The table below sets out the unaudited pro forma financial effects of the Media24 Empowerment Transaction based on the pro forma adjusted results of Naspers for the year ended 31 March 2006 as published on 26 September 2006 for the announcement of the MultiChoice Africa (Proprietary) Limited Empowerment Transaction.
The unaudited pro forma financial effects, for which the Naspers board is responsible, are presented for illustrative purposes only and may not give a fair reflection of the financial position and results of operations post the implementation of the Media24 Empowerment Transaction.

Per Naspers share
Before the
After the
Media24
Media24
Empowerment
Empowerment
Change
Transaction
(1)
Transaction
(2)
(%)
EPS
EPS (cents)
1 097
1 093
–
Core HEPS (cents)
668
671
HEPS (cents)
729
729
–
Fully diluted EPS
EPS (cents)
1 037
1 034
–
HEPS (cents)
689
689
–
NAV (cents)
(3)
3 224
3 436
7
NTAV (cents)
(3)
2 732
2 922
7
Number of shares in issue (’000)
290 555
290 555
Weighted average number of shares in issue (’000)
283 719
283 719
Fully diluted weighted average number of shares
in issue (’000)
300 243
300 243
Notes:
1. The information “Before the Media24 Empowerment Transaction” is based on the published pro forma numbers for the year ended 31 March 2006.
2. The information “After the Media24 Empowerment Transaction” is based on the following assumptions:
(i) The Media24 Empowerment Transaction was implemented on 1 April 2005
(ii) The Welkom Yizani preference dividend rate is a variable rate based on 75% of the prime rate of interest.This rate, assuming, the current prime rate of 11,5%, is 8,625%
(iii) The cash of R146 million received by Naspers from Welkom Yizani was invested for the period at an interest rate of 6% after tax.
3. The NAV and NTAV per ordinary share “After the Media24 Empowerment Transaction” is based on the assumption that the Media24 Empowerment
Transaction was implemented on 31 March 2006.The NAV and NTAV were adjusted to reflect the purchase consideration received, which created an accounting profit of R631 million and the effect on retained earnings as set out in note 2 above and, in addition, excluded the NAV and NTAV attributable to the 14 600 000 Media24 Holdings ordinary shares sold to Welkom Yizani.
7. CONDITIONS PRECEDENT
The Media24 Empowerment Transaction is subject to Welkom Yizani undertaking the public offer to the General Black Public to subscribe for ordinary shares in Welkom Yizani.The number of Media24 Holdings ordinary shares to be acquired by
Welkom Yizani will depend on the amount raised by Welkom Yizani in terms of the public offer.
8. OPINIONS AND RECOMMENDATIONS
The board of Naspers has considered the terms and conditions of the proposed Media24 Empowerment Transaction and is of the opinion that the proposed Media24 Empowerment Transaction is in the best interests of all of Naspers’s key stakeholders.
9. FURTHER DOCUMENTATION
A further announcement will be made once the public offer has been completed.
Cape Town
27 September 2006
Investment bank and sponsors to Naspers
Joint attorneys to Naspers
JAN S. DE VILLIERS
A T T O R N E Y S
J
S
Joint attorneys and tax advisers to Naspers
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i
iProxy
www.ince.co.za/investorportal
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SIGNATURES
Pursuant to the requirements of the Securities
Exchange Act of 1934, the registrant has duly caused this
report to be signed on its behalf by the undersigned,
thereunto duly authorized.
NASPERS LIMITED
Date: September 27, 2006 by
Name: Stephan J. Z. Pacak
Title:    Director